FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a - 16 or 15d -16
                     of the Securities Exchange Act of 1934

                           For the Month of July 2005

                       B.O.S. BETTER ONLINE SOLUTIONS LTD.
                 (Translation of Registrant's Name into English)

                      100 BOS ROAD, TERADYON 20179, ISRAEL
                    (Address of Principal Corporate Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________


Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT'S REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-117529) AND FORM S-8 (NOS. 333-110696, 333-100971 AND 333-11650), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.


Attached hereto and incorporated by reference are the following Registrant's press releases:

1.   BOScom to Sell its PrintBOS Activity; Dated July 18, 2005.

2. Holder of Note Converts BOS Debt into Company Ordinary Shares; Dated July 18, 2005.


Signature


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             B.O.S. Better Online Solutions Ltd.
                                             (Registrant)


                                             By: /s/ Adiv Baruch
                                             -------------------
                                             Adiv Baruch
                                             President and CEO

Dated: July 18, 2005

                                                                    [B.O.S LOGO]

BOSCOM TO SELL ITS PRINTBOS ACTIVITY

TERADYON, ISRAEL - July 18, 2005 - B.O.S. Better Online Solutions Ltd. ("BOS" or the "Company") (NASDAQ: BOSC, TASE: BOSC), announced today that its wholly-owned subsidiary, BOScom Ltd., has signed an asset purchase agreement with Consist Technologies Ltd. and Consist International Inc. (collectively, "Consist"), for the sale of its PrintBOS activities including all related intellectual property rights, costumer and supplier agreements, distribution channels, goodwill and workstations. BOScom shall also transfer employees to Consist. In consideration, BOScom shall receive $500,000 plus a contingent payment in each of the next three years equal to 6-10% of the future revenues exceeding $1M per year, that Consist generates from the PrintBOS activities. The closing of the transaction is subject to approval of the Office of the Israeli Chief Scientist.

Adiv Baruch, President and CEO of BOS commented that "in order to continue implementing our strategy, we went through an intensive process to identify a global company with local presence who will have all the available resources required to continue investing and growing the PrintBOS business faster than with the resources that could have been allocated by BOScom for this purpose. Key factors for the transaction were to keep the existing team of employees and the existing distributors for customer satisfaction thus creating a smooth continuation of the product line. Finalizing the transaction with Consist was based on the mutual vision both companies had throughout the process."

Edouard Cukierman, Chairman of the Board, said "the selling of the PrintBOS activities to Consist is one more step of implementing the strategy we announced a while back, of growing through mergers and acquisitions while concentrating on activities that are significant in size and profitable. Our revenues from the PrintBOS activity in the first quarter of 2005 were approximately $215,000."


ABOUT BOS

B.O.S. Better Online Solutions Ltd. (the "Company" or "BOS") (NASDAQ:BOSC; TASE:BOSC) was established in 1990. BOS develops and markets innovative products that improve enterprise communications and operations. Its activities are focused on three domains:

     o COMMUNICATIONS PRODUCTS- providing easy to install and affordable VoIP and cellular gateways solutions for businesses. BOS communications products leverage existing infrastructure, radically reduce costs and facilitate operations.

     o CONNECTIVITY PRODUCTS marketed under the BOSaNOVA brand name. These products deliver instant and transparent connectivity from IBM iSeries computers to personal computers, thin clients and browsers.

     o SOFTWARE UTILITIES SOLUTIONS for the design, distribution and management of documents for a range of operating systems, including mainframe, iSeries, Linux, UNIX, and for various enterprise applications - ERP, CRM, financial and healthcare applications.

In addition BOS supplies electronic and RFID components and technology design services through the ODEM Division, based on Odem Electronic Technologies 1992 Ltd., in which a controlling stake was recently acquired.

BOS, www.boscorporate.com is traded on NASDAQ (NASDAQ: BOSC) and on the Tel-Aviv stock exchange (TASE: BOSC).

For further information, please contact:
Ms. Shelly Horkin
Gelbart-Kahana Public Relations &Investors Relations
Tel. +972-3-6074717, e-Mail: shelly@gk-biz.com


THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND FINANCIAL PERFORMANCE. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE THE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS, ALL OF WHICH ARE DIFFICULT TO PREDICT AND MANY OF WHICH ARE BEYOND THE CONTROL OF BOS, INCLUDING, BUT NOT LIMITED TO, THOSE RISKS AND UNCERTAINTIES DETAILED IN BOS' PERIODIC REPORTS AND REGISTRATION STATEMENTS FILED WITH THE U.S. SECURITIES EXCHANGE COMMISSION. BOS UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY SUCH FORWARD-LOOKING STATEMENTS TO REFLECT ANY CHANGE IN ITS EXPECTATIONS OR IN EVENTS, CONDITIONS OR CIRCUMSTANCES ON WHICH ANY SUCH STATEMENTS MAY BE BASED, OR THAT MAY AFFECT THE LIKELIHOOD THAT ACTUAL RESULTS WILL DIFFER FROM THOSE SET FORTH IN THE FORWARD-LOOKING STATEMENTS.

                                                                    [B.O.S LOGO]

HOLDER OF NOTE CONVERTS BOS DEBT INTO COMPANY ORDINARY SHARES

TERADYON, ISRAEL - July 18, 2005 - B.O.S. Better Online Solutions Ltd. ("BOS" or the "Company") (NASDAQ: BOSC, TASE: BOSC), announced today that Laurus Master Fund Ltd. (the "Investor"), the holder of a Secured Convertible Term Note issued by the Company (the "Note"), has given notice of conversion of approximately $1.58M of the principal amount and interest accrued under the Note, into 540,293 Ordinary Shares of the Company. In June 2004, the Investor and the Company entered into a Securities Purchase Agreement, pursuant to which the Company issued to the Investor the Note of $2M principal amount, repayable by June 2007. Previously, in March 2005, the Investor elected to convert $308,000 of the principal amount of the Note and was issued 100,000 Ordinary Shares. The recent conversion accounts for the remainder of the principal and accrued interest payable under the Note.

ABOUT BOS

B.O.S. Better Online Solutions Ltd. (the "Company" or "BOS") (NASDAQ:BOSC; TASE:BOSC) was established in 1990. BOS develops and markets innovative products that improve enterprise communications and operations. Its activities are focused on three domains:

     o COMMUNICATIONS PRODUCTS- providing easy to install and affordable VoIP and cellular gateways solutions for businesses. BOS communications products leverage existing infrastructure, radically reduce costs and facilitate operations.

     o CONNECTIVITY PRODUCTS marketed under the BOSaNOVA brand name. These products deliver instant and transparent connectivity from IBM iSeries computers to personal computers, thin clients and browsers.

     o SOFTWARE UTILITIES SOLUTIONS for the design, distribution and management of documents for a range of operating systems, including mainframe, iSeries, Linux, UNIX, and for various enterprise applications - ERP, CRM, financial and healthcare applications.

In addition BOS supplies electronic and RFID components and technology design services through the ODEM Division, based on Odem Electronic Technologies 1992 Ltd., in which a controlling stake was recently acquired.

BOS, www.boscorporate.com is traded on NASDAQ (NASDAQ: BOSC) and on the Tel-Aviv stock exchange (TASE: BOSC).

For further information, please contact:
Ms. Shelly Horkin
Gelbart-Kahana Public Relations &Investors Relations
Tel. +972-3-6074717, e-Mail: shelly@gk-biz.com

THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND FINANCIAL PERFORMANCE. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE THE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS, ALL OF WHICH ARE DIFFICULT TO PREDICT AND MANY OF WHICH ARE BEYOND THE CONTROL OF BOS, INCLUDING, BUT NOT LIMITED TO, THOSE RISKS AND UNCERTAINTIES DETAILED IN BOS' PERIODIC REPORTS AND REGISTRATION STATEMENTS FILED WITH THE U.S. SECURITIES EXCHANGE COMMISSION. BOS UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY SUCH FORWARD-LOOKING STATEMENTS TO REFLECT ANY CHANGE IN ITS EXPECTATIONS OR IN EVENTS, CONDITIONS OR CIRCUMSTANCES ON WHICH ANY SUCH STATEMENTS MAY BE BASED, OR THAT MAY AFFECT THE LIKELIHOOD THAT ACTUAL RESULTS WILL DIFFER FROM THOSE SET FORTH IN THE FORWARD-LOOKING STATEMENTS.

                                     - 2 -